UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 000-30666

NETEASE, INC.

Building No. 7, West Zone

Zhongguancun Software Park (Phase II)

No.10 Xibeiwang East Road, Haidian District,

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Loan Facility

On August 9, 2018, NetEase, Inc. entered into a three year US$500 million syndicated facility agreement with a group of four mandated lead arrangers and bookrunners. The facility is priced at 95 basis points over LIBOR. The use of proceeds of the facility is for general corporate purposes.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Zhaoxuan Yang
		Name:	Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	August 10, 2018

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